Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 3, 2016

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Hatteras Alternative Mutual Funds Trust (the “Trust”) File Nos.: 333-204579

Dear Ms. Rossotto:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the Trust’s’s combined Proxy Statement and Registration Statement on Form N-14, filed electronically with the Securities and Exchange Commission on May 29, 2015 (Accession No. 0000894189-15-002721).
At this time, the Trust has determined not to proceed with the reorganizations as contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Trust hereby confirms that no securities were sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust